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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                          PACKAGING PLUS SERVICES, INC.

                                (Name of Issuer)

                        Class A Common Stock, Par Value $.005 Per Share

                         (Title of Class of Securities)

                                   695161 307

                                 (CUSIP Number)

                            Herbert M. Friedman, Esq.

                        Zimet, Haines, Friedman & Kaplan

                                 460 Park Avenue

                            New York, New York 10022
                                 (212) 486-1700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 22, 1996

                    (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                         /  /

Check the following box if a fee is being paid with this statement.

                                         /  /


                               Page 1 of 15 Pages

                             Exhibit Index at Page 9





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            CUSIP NO. 695161 307

       1.   NAME OF REPORTING PERSON

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stanley R. Rawn, Jr., as Trustee fbo
            Louis Marx, Jr. u/a dtd. 4/11/32

       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                        (See Instructions)

                                                                      (a)  /   /

                                                                      (b)  /   /

       3.   SEC USE ONLY

       4.   SOURCE OF FUNDS (See Instructions)

                                       N/A

       5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)

                                                                           /   /

       6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States

        Number of Shares                          7.    SOLE VOTING POWER

        Beneficially Owned

        by Each Reporting                               -0-
        Person With

                                                  8.    SHARED VOTING POWER

                                                        -0-

                                                  9.    SOLE DISPOSITIVE POWER

                                                        -0-

                                                 10.    SHARED DISPOSITIVE POWER

                                                        -0-

      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                                              -0-

      12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)

                                                                           /   /

      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              -0-

      14.   TYPE OF REPORTING PERSON

                                       OO


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                               Amendment No. 1 to

                                  SCHEDULE 13D

Item 1 - Security and Issuer.

            This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the Class A Common Stock, par value $.005 per share ("Class A Stock"), of Packaging Plus Services, Inc. (the "Company") and amends the Schedule 13D dated May 2, 1996 (the "Original Schedule 13D") which was filed with the Securities and Exchange Commission (the "SEC") on May 6, 1996 by Stanley R. Rawn, Jr., as trustee fbo Louis Marx, Jr. u/a dated 4/11/32 (the "Trustee" and the "Trust"). This Amendment reflects certain information required to be disclosed herein pursuant to Rule 13d-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, with respect to the disposition of beneficial ownership of shares of Class A Stock.

            The address of the Company's principal executive offices is 20 South Terminal Drive, Plainview, New York 11803.

Item 2 - Identity and Background.

            This statement is being filed by the Trustee on behalf of the Trust.


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            The principal business address of the Trustee is 667 Madison Avenue,
New York, New York, 10021. Mr. Rawn is a private investor and a U.S. citizen whose principal occupation is Chief Executive Officer of Noel Group, Inc. ("Noel"), a publicly held company which conducts its principal operations through companies in which it holds controlling interests. Noel's principal business address is 667 Madison Avenue, New York, New York, 10021.

            During the last five years, neither the Trust nor the Trustee has or have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the last five years, neither the Trust nor the Trustee was or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or were or is or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


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Item 3.  Source and Amount of Funds or Other Consideration.
            The Trust sold to Louis Marx, Jr., a private investor and

currently the sole income beneficiary of the Trust ("Mr. Marx"), 4,545,455 shares of Class A Stock (the "Shares") on July 22, 1996 for an aggregate purchase price of $500,000 paid in cash.

Item 4.  Purpose of Transaction.

            Neither the Trust nor the Trustee has any plans or proposals which relate to or would result in any of the following:

            (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


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            (e)  Any material change in the present capitalization or
dividend policy of the Company;

            (f) Any other material change in the Company's business or corporate structure;

            (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

            (a) (b) Neither the Trust nor the Trustee is the beneficial owner of any shares of Class A Stock or any other securities of the Company. Neither the Trust nor the Trustee has the power to vote or direct the vote or to dispose or direct the


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disposition of any shares of Class A Stock or any other
securities of the Company.

            (c) Except for the transactions described in Item 3 above, no transactions in any securities of the Company, including the Class A Stock, were effected by either the Trust or the Trustee since the date of the Original
Schedule 13D.

            (d)  Not Applicable.

            (e) The Trust ceased to be the beneficial owner of any shares of Class A Stock on July 22, 1996.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of

               the Issuer.

               Except for the letter agreement dated July 22, 1996 between the Trust and Mr. Marx with respect to the purchase by Mr. Marx of the Shares, a copy of which is attached hereto as an Exhibit, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 to this Schedule and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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Item 7.  Material to be Filed as Exhibits.

               1. Letter Agreement dated July 22, 1996 between the Trust and Mr. Marx.

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1996

                                       /s/Stanley R. Rawn, Jr.

                                       Stanley R. Rawn, Jr., as

                                        Trustee fbo Louis Marx,

                                        Jr. u/a dtd 4/11/32


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                                INDEX OF EXHIBITS

Exhibit                                                           Page

A.  Letter Agreement dated July 22,

1996 between the Trust and Mr. Marx                                10








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                         Stanley R. Rawn, Jr., Trustee                 Exhibit A
                        of the Trust FBO Louis Marx, Jr.

                                U/A Dated 4/11/32

                               645 Madison Avenue

                                   Suite 1010

                            New York, New York 10022

                                                      July 22, 1996

Louis Marx, Jr.
667 Madison Avenue

New York, New York 10021

Dear Louis:

               This letter agreement (this "Agreement") will confirm the mutual agreement between Stanley R. Rawn, Jr., in his capacity as Trustee of the Trust FBO Louis Marx, Jr. U/A Dated 4/11/32 ("Seller") and Louis Marx, Jr. ("Purchaser") concerning the sale by Seller to Purchaser of all of Seller's right, title and interest in and to 4,545,455 shares (the "Shares") of the Class A Common Stock, par value $.005 per share, of Packaging Plus Services, Inc., a Nevada corporation ("Packaging Plus"). Pursuant to the terms and conditions of this Agreement, Seller and Purchaser hereby mutually agree as follows:

               1. Sale. Effective the date hereof, Seller hereby sells, transfers, assigns and conveys to Purchaser and Purchaser hereby purchases from Seller without recourse all of Seller's right, title and interest in and to the Shares for the consideration set forth in Paragraph 2 of this Agreement.




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               2.     Consideration.  The aggregate purchase price for
the Shares is $500,000.00 ($0.11 per Share) payable in cash (by wire transfer) promptly following the execution hereof by

Purchaser.

               3. Transfer of Beneficial and Record Ownership. Promptly following the execution hereof by Purchaser, Seller will deliver to Purchaser any stock certificates in Seller's possession representing the Shares, accompanied by instruments of transfer duly executed in blank. The Purchaser shall assume all of the benefits and burdens of ownership of the Shares upon the execution of this Agreement on the date hereof, Seller agrees to deliver to Purchaser all dividends, distributions, interest and other proceeds or amounts received by Seller from and after the date hereof in respect of the Shares. Seller hereby renounces any rights which Seller may have had to nominate directors of Packaging Plus or to consent to any action by Packaging Plus.

               4. Representations and Warranties of Seller. Seller represents and warrants that Seller is transferring the Shares to Purchaser free and clear of all security interests, liens,

charges and encumbrances created by Seller.

               5. Representations and Warranties of Purchaser. Purchaser represents and warrants that:


                                            - 2 -




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               (a)  Purchaser is a  sophisticated  investor,  highly  skilled in financial matters and Purchaser has made such inquiry and has obtained such information as he has requested or deemed appropriate concerning the Shares and Packaging Plus. Purchaser acknowledges that his decision to proceed with this transaction is based upon his own analysis of the situation and that, except as expressly set forth in paragraph 4 hereof, no representations or warranties whatsoever (including without limitation as to the value of the Shares) have been made to Purchaser concerning Packaging Plus or the Shares by Seller or by any other person; and

               (b) Purchaser recognizes that none of the Shares has been registered under the Securities Act of 1933, as amended, and agrees that he will not transfer any of the Shares in the absence of such registration unless such contemplated transfer is exempt from the requirement of such registration. Purchaser agrees that any certificates representing the Shares shall bear on the face thereof a legend reflecting the foregoing restrictions.

               6. Voting. From and after the date hereof, Seller shall exercise any voting or other rights that Seller may have with respect to the Shares only as directed by Purchaser and, upon Purchaser's request, Seller shall execute and deliver to Purchaser an irrevocable proxy, in substantially the form of Exhibit A hereto, with respect to the Shares.

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               7. Other Documents. Each party hereto shall at any time, and from time to time, upon the written request of the other party hereto, execute and deliver such further documents, including any required consents or similar instruments, and things as the other party hereto may reasonably request in order to effect the purposes of this Agreement.

               8. Modification. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated, except by an instrument in writing signed by Seller and Purchaser.

               9. Headings. The headings of this Agreement are for purposes of reference only and shall not limit or define the meaning hereof.

               10. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New
York applicable to contracts entered into and to be performed entirely within such State.

               11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and which together shall constitute one and the same agreement.


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               If this  Agreement  meets with your  understanding  of our mutual agreement, would you please so indicate by signing a copy hereof and returning it to me.

                                            Very truly yours,

                                            Stanley R. Rawn, Jr.,
                                            Trustee of the Trust FBO
                                            Louis Marx, Jr. U/A Dated
                                            4/11/32

                                            By:/s/ Stanley R. Rawn, Jr., Trustee
                                                   Stanley R. Rawn, Jr., Trustee

ACCEPTED AND AGREED:

PURCHASER

By:/s/ Louis Marx, Jr.
   Louis Marx, Jr.


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                                                                       EXHIBIT A

                                IRREVOCABLE PROXY

               The undersigned hereby grants to [_________________] an irrevocable proxy pursuant to vote, or to execute and deliver written consents, or otherwise act with respect to 4,545,455 shares (the "Shares") of the Class A Common Stock, par value $.005 per share, of Packaging Plus Services, Inc., a
Nevada corporation (the "Corporation"), registered in the name of the undersigned as to which the undersigned is transferring to [_________________] beneficial ownership pursuant to that certain letter agreement of even date herewith by and between the undersigned and [_________________] (the "Letter Agreement"), as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a Delaware corporation. The undersigned hereby affirms that this proxy is given pursuant to the Letter Agreement and as such is coupled with an interest and is irrevocable.

Dated this ___ day of July, 1996.

                                               Stanley R. Rawn, Jr.,
                                               Trustee of the Trust FBO
                                               Louis Marx, Jr. U/A Dated 4/11/32

                                       By:

                                                  Stanley R. Rawn, Jr., Trustee

ZH-67404.4

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